Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Nine Months Ended September 30,		Years Ended December 31,
Dollars in Thousands	2009	2008	2008	2007	2006	2005	2004
Income Before Income Taxes	$(4,259)	$1,014	$(6,030)	$4,417	$5,754	$4,535	$3,206
Plus: Interest on Deposits	7,700	8,166	10,798	12,375	8,279	4,253	2,734
Plus: Interest on Federal Funds Purchased	—	13	14	32	—	—	—
Plus: Interest on FHLB Advances	1,028	1,263	1,640	1,038	1,088	466	466
Plus: Interest on Repurchase Agreements	16	125	135	398	260	74	11
Plus: Interest on Silverton Bank Letter of Credit	21	22	46			2	1
Plus: Dividends on Preferred Stock	416

Combined Fixed Charges and Preference Dividends (Including Interest on Deposits)	9,181	9,589	12,633	13,843	9,627	4,795	3,212

Adjusted Earnings	$4,922	$10,603	$6,603	$18,260	$15,381	$9,330	$6,418

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (Including Interest on Deposits)	53.61%	110.57%	52.27%	131.91%	159.77%	194.58%	199.81%

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (Excluding Interest on Deposits from Combined Fixed Charges and Preference Dividends and Adjusted Earnings)	-187.58%	171.26%	-228.61%	400.89%	526.85%	936.72%	770.71%